Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Sun Life Financial acquires UK business of Lincoln National

           <<
           Excellent fit will deliver substantial benefits to customers and shareholders
           >>

           TORONTO, June 15 /CNW/ - Sun Life Financial Inc. (TSX/NYSE: SLF)
announced today it is acquiring the United Kingdom operations of Lincoln
National Corporation. The value of the transaction is approximately (pnds stlg)195 million (CDN$359 million). The transaction, which is anticipated to be completed in the third quarter of 2009, is subject to regulatory approvals and to purchase price adjustments related to market and business performance between signing and closing.
           Donald A. Stewart, Chief Executive Officer, Sun Life Financial, said,
"Sun Life is seizing a compelling opportunity to expand the scale of its UK business by acquiring a highly complementary and sizable block of business.
The combined operation is expected to generate attractive returns and serve to position Sun Life for future growth in one of the world's largest life insurance markets. This focused transaction demonstrates our disciplined approach to acquisitions and to our business. Importantly, the transaction demonstrates our financial strength even during these turbulent times."
           The acquisition will increase Sun Life UK's assets under management by nearly 60% to (pnds stlg)10.6B (CDN$19B); and double the number of policies in force to 1.1 million. The combined operation will carry the Sun Life Financial of Canada name upon integration, a brand that has been active in the UK for more than a century. The transaction is financially attractive, providing Sun
Life with an estimated earnings per share accretion of CDN$0.08 to $0.10 in
2010. Return on equity is estimated to increase by 0.2%.
           Robert C. Salipante, President, Sun Life Financial International, said,
"Scale in the combined operation will enable Sun Life to strengthen its focus on customers even further in the UK and optimize a highly experienced team, proven processes and profitable business model."
           The two complementary operations each hold books of business in life insurance, pensions and annuities. Adding this book will enhance Sun Life UK's earnings power, while Lincoln's business and distribution platform in the UK, including relationships with Independent Financial Advisors, provides Sun Life with an expanded opportunity to sell additional products.

           About Sun Life Financial

           Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in
1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland,
Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of
March 31, 2009, the Sun Life Financial group of companies had total assets under management of CDN$375 billion. For more information please visit
www.sunlife.com.
           Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and
Philippine (PSE) stock exchanges under ticker symbol SLF.

           About Lincoln Financial Group

           Lincoln Financial Group is the marketing name for Lincoln National
Corporation (NYSE:LNC) and its affiliates. With headquarters in the
Philadelphia region, the companies of Lincoln Financial Group had assets under management of US$171 billion as of March 31, 2009. Through its affiliated companies, Lincoln Financial Group offers: annuities; life, group life and disability insurance; 401(k) and 403(b) plans; savings plans; mutual funds;
managed accounts; institutional investments; and comprehensive financial planning and advisory services. Affiliates also include: Delaware Investments, the marketing name for Delaware Management Holdings, Inc. and its subsidiaries; and Lincoln UK. For more information, including a copy of the most recent SEC reports containing the balance sheets, please visit
www.LFG.com.

           Forward-Looking Statements

           Certain statements contained in this document, including those relating to Sun Life Financial's "the Company" strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends",
"plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company's expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict.
Future results and stockholder value of SLF Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under "Risk Factors" in the Company's AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim financial statements, which are available for review at www.sedar.com and
www.sec.gov.
           Factors that could cause actual results to differ materially from expectations include, but are not limited to, investment losses and defaults and changes to investment valuations; the performance of equity markets;
interest rate fluctuations; other market risks including movement in credit spreads; possible sustained economic downturn; risks related to market liquidity; market conditions that adversely affect the Company's capital position or its ability to raise capital; downgrades in financial strength or credit ratings; the impact of mergers and acquisitions; the performance of the
Company's investments and investment portfolios managed for clients such as segregated and mutual funds; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; currency exchange rate fluctuations; the cost, effectiveness and availability of risk mitigating hedging programs; the creditworthiness of guarantors and counterparties to derivatives; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the ability to attract and retain employees; the impact of adverse results in the closed block of business; the ineffectiveness of risk management policies and procedures and the potential for financial loss related to changes in the environment. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

           The financial estimates presented in this document are unaudited.

           %CIK: 0001097362

           /For further information: Media Relations Contact: Steve Kee, Assistant
Vice-President, Communications, Tel: (416) 979-6237, steve.kee(at)sunlife.com;
Investor Relations Contact: Paul Petrelli, Vice-President, Investor Relations,
Tel: (416) 204-8163, investor.relations(at)sunlife.com/
           (SLF. SLF)

CO:  Sun Life Financial Inc.

CNW 10:22e 15-JUN-09